CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index

Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The S&P 500® Index (Bloomberg symbol: "SPX")
Payout Profile at Maturity

•  1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than [7.00% to 14.00%] (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

• 1-to-1 downside exposure to decreases in the Market Measure beyond a [7.00% to 14.00%] decline, with up to [93.00% to 86.00%] of your principal at risk

Participation Rate	100.00%
Capped Value	$11.00 per unit, a 10.00% return over the principal amount.
Threshold Value	[93.00% to 86.00%] of the Starting Value, to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a level which is not below the threshold, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465926119726/tm2626795d483_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•        Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to [7.00% to 14.00%] of the principal amount.

•        Any positive return on the notes is limited. The notes provide for a positive return if the level of the Market Measure increases or does not decrease by more than [7.00% to 14.00%]. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be [93.00% to 86.00%] of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to [7.00% to 14.00%] . The actual Threshold Value and, by extension, the cap on the positive return due to the depreciation of the Market Measure, will be determined on the pricing date. Any decline in the Ending Value from the Starting Value by more than [7.00% to 14.00%] will result in a loss, rather than a positive return, on the notes.

•        Your investment return may be less than a comparable investment directly in the stocks included in the Market Measure.

•        Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•        The estimated initial value of the notes on the pricing date will be less than their public offering price.

•        If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.

•        As a noteholder, you will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.05	-89.50%
-50.00%	$6.05	-39.50%
-30.00%	$8.05	-19.50%
-20.00%	$9.05	-9.50%
-10.50%(1)	$11.05(2)	10.50%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
2.00%	$10.20	2.00%
10.00%	$11.00(3)	10.00%
20.00%	$11.00	10.00%
40.00%	$11.00	10.00%
60.00%	$11.00	10.00%
80.00%	$11.00	10.00%
100.00%	$11.00	10.00%

(1)   This hypothetical percentage change corresponds to the hypothetical Threshold Value.

(2)   Any positive return based on the depreciation of the Market Measure cannot exceed the return provided by the hypothetical Threshold Value.

(3)   Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.